

June 1, 2016

Mailstop 4631

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Executive Vice President
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

        **Re: Greif, Inc.**
        **Form 10-K for Fiscal Year Ended October 31, 2015**
        **Filed December 21, 2015**
        **Form 10-Q for Fiscal Quarter ended January 31, 2016**
        **Filed March 9, 2016**
        **File No. 1-00566**

Dear Mr. Hilsheimer:

     We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Branch Chief
            Office of Manufacturing and
            Construction